Exhibit 99.3

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER — RETURN OF CERTAIN

AUTHORITY TO HYDRO ONE BOARD OF DIRECTORS

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”) is the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder had previously directed the Corporation through a unanimous shareholder agreement and resolution dated April 16th, 2015 which required, among other things, that the Corporation proceed with an initial Public Offering (IPO) for a portion of the Shareholder’s interest in the Corporation (the “Transaction”);

AND WHEREAS paragraph 5 of the April 16th, 2015 shareholder agreement (the “Shareholder Agreement”) removed from the Directors of the Corporation (the “Directors”) all of their rights, powers and duties (the “Restricted Powers”) in relation to the decision-making authority related to the Transaction as specified in that paragraph;

AND WHEREAS the Shareholder makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

NOW THEREFORE it is hereby declared that:

1.	As of the date hereof (the “Effective Date”) sub-paragraphs (ii) through (iv) of Paragraph 5 of the Shareholder Agreement are hereby revoked and the rights, powers, duties and liabilities, including any liability under section 131 of the Business Corporations Act (Ontario) previously reserved to the Shareholder under those sub-paragraphs are hereby returned to the Directors and no longer reside with the Shareholder;

2.	As of the Effective Date, paragraphs 2, 3 and 4 as set out on the second page of the Resolution dated April 16, 2015 (the “Resolution”) are revoked and replaced with the following:

“The Corporation shall take all necessary steps including the issuance of requisite unanimous shareholder declarations and resolutions to proceed with the Transaction”.

3.	The remainder of the Unanimous Shareholder Agreement and Resolution dated April 16, 2015 as well as any other declaration or resolution of the Shareholder (whether in effect on the date hereof or after) including the entirety of the Shareholder Declaration and Resolution dated December 17, 2014, remain in full force and effect and continue to apply to the Corporation and the Shareholder.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of July 17th, 2015 (“the Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:

Bob Chiarelli
Minister of Energy